SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2008
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Companhia de Bebidas das Américas - AmBev (“Company”) that, as indicated in the Minutes of the Board of Directors’ Meeting held on December 22, 2008, starting at 10:00 a.m., the members of the Company’s Board of Directors approved the payment of interest on own capital (“IOC”), based on the results for the period ended August 31, 2008, in accordance with the extraordinary balance sheet of the same date, to be attributed to minimum mandatory dividends for 2008, at R$ 0.39000 per common share and R$ 0.42900 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$ 0.33150 per common share and R$ 0.36465 per preferred share, except for legal entities exempt from withholding tax pursuant to Article 5 of Law 11,053/04, as amended by Law 11,196/05, which have confirmed such qualification by means of specific notice sent to the Company in view of the last payment of earnings on October 13, 2008. Shareholders who did not confirm such qualification, or who confirmed such qualification solely for the payment made on October 13, 2008, shall provide specific notice to such effect to Companhia de Bebidas das Américas – AmBev, Área de Ações, c/o Nilson Casemiro – Rua Dr. Renato Paes de Barros, nº 1.017, 4º andar, CEP 04530-001, São Paulo, SP, Brazil, by no later than January 19, 2009. In case such qualification is not received by then, income tax shall be withheld.

The aforementioned payments shall be made as from January 30, 2009, subject to the approval by the next Annual General Meeting.  The record date shall be January 14, 2009 for Bovespa shareholders and January 19, 2009 for ADR holders, without any monetary adjustment.  Shares and ADRs shall be traded ex-dividends as from January 15, 2009.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed account.  Shareholders who have not provided such indication shall receive from Banco Itaú S.A., as Depositary, at their stated address, a notice containing information with respect to the payment.  Such notice shall be presented at one of Banco Itaú’s branches along with the appropriate deposit instructions.  Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, December 23, 2008.

Companhia de Bebidas das Américas – AmBev
Graham David Staley
Investor Relations Officer

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”), held on December 22, 2008, drawn up in summary form.

1.
Date, time and venue: On December 22, 2008, starting at 10:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Luiz Fernando Ziegler de Saint Edmond.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Distribution of interest on own capital. To approve the distribution of interest on own capital (“IOC”), based on the results for the period ended August 31, 2008, in accordance with the extraordinary balance sheet of the same date, to be attributed to minimum mandatory dividends for 2008, at R$ 0.39000 per common share and R$ 0.42900 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$ 0.33150 per common share and R$ 0.36465 per preferred share.

4.1.1. The aforementioned payments shall be made as from January 30, 2009, subject to the approval by the next Annual General Meeting.  The record date shall be January 14, 2009 for Bovespa shareholders and January 19, 2009 for ADR holders, without any monetary adjustment.  Shares and ADRs shall be traded ex-dividends as from January 15, 2009.

4.2. Branches. Further to the Board resolution dated December 11 and 12, 2006, the Board approved the delegation to the Chief Executive Officer for Latin America the powers of article 2 of the By-laws, regarding the opening, maintenance and closing of branches, offices, deposits or representation agencies in Brazil or abroad.  The Board also ratified all acts performed by the Chief Executive Officer for Latin America related to the delegated powers.

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4.3. Resignation of members of the Board of Directors. The Board of Directors acknowledged the resignation presented by Messrs. Carlos Alberto da Veiga Sicupira and Jorge Paulo Lemann, thanking them for the valuable contributions made to the Company.

4.4. Replacement of Member of the Board of Directors. Due to the resignation of Mr. Carlos Alberto da Veiga Sicupira, pursuant to article 23 of the By-laws, the Board decided to approve the nomination of Mr. Roberto Moses Thompson Motta, as a member of the Board of Directors.  His term of office shall extend up to the Company’s Annual General Shareholders’ Meeting that shall deliberate with respect to the financial statements of the Company for the fiscal year ending December 31, 2010.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, December 22, 2008.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ José Heitor Attilio Gracioso	/s/ Roberto Herbster Gusmão

/s/ Vicente Falconi Campos	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ Pedro de Abreu Mariani
Secretary

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